

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 25, 2015

Via E-mail
Daniel C. Masters, Esq.
President and Director
BIM Homes, Inc.
3136 Mission Gorge Road, Suite 111
San Diego, CA 92120

> **Re:** **BIM Homes, Inc.**
> **Registration Statement on Form 10**
> **Amended August 25, 2015**
> **File No. 000-55489**
> **Additional Comment**

Dear Mr. Masters:

Further to the comments in our letter dated September 10, 2015 on the above-referenced filing, we have the following additional comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 9. Market Price . . .

1.   You state that 500,000 shares of common stock and 2,500,000 shares of common stock underlying warrants held by administrative creditors may be "freely traded" upon effectiveness of this Form 10, and acknowledge that the Company is a shell company. Disclose the basis for the Company's position that the shares may be resold without registration under the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Daniel C. Masters, Esq.
BIM Homes, Inc.
September 25, 2015
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to this comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery